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SECUI   05038529   SSION

RECEIVED
MAR 0 1 2005
202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 47184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/04**   AND ENDING   **12/31/04**
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jones, Byrd & Attkisson, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2839 Paces Ferry Road, Suite 320
(No. and Street)

Atlanta   **GA**   **30339**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Attkisson   **(770) 431-6200**
                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Ron Attkisson__ _____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Jones, Byrd & Attkisson, Inc.__ _____, as

of ____ __December 31__ ____ , __2004__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

NOTARY PUBLIC COBB COUNTY GEORGIA
MY COMMISSION EXPIRES MAY 11TH 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

JONES, BYRD & ATTKISSON, INCORPORATED
(Formerly CFD Fund Distributors, Inc.)
Financial Statements and Schedules
as of December 31, 2004
With
Report of Independent Auditor

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Jones, Byrd & Attkisson, Incorporated:

We have audited the accompanying statement of financial condition of Jones, Byrd & Attkisson, Incorporated, a wholly-owned subsidiary of IFS Holdings, Inc., as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Jones, Byrd & Attkisson, Incorporated as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 21, 2005
Atlanta, Georgia

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$	76,284
Due from clearing broker dealer		64,385
Clearing deposit		50,000
Advances to brokers		76,000
Accounts receivable		18,802
Securities owned		58,243
Prepaid Expenses		20,114
Total assets	$	363,828

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	10,175
Accrued compensation		84,591
Due to parent		6,256
Income taxes payable		18,000
Total liabilities		119,022
Stockholder's Equity		
Common stock, $.001 par value, 20,000,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		190,004
Retained earnings		54,802
Total stockholder's equity		244,806
Total liabilities and stockholder's equity	$	363,828

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Investment banking	$1,525,130
Commissions	771,646
Interest	3,782
Other	17,536
Total revenues	2,318,094
EXPENSES:	
Employee compensation and benefits	1,016,526
Clearing fees	53,202
Communications and data processing	33,323
Occupancy	92,952
Management fees	483,493
Other operating expenses	568,473
Total expenses	2,247,969
INCOME BEFORE INCOME TAXES	70,125
INCOME TAX EXPENSE	18,000
NET INCOME	$ 52,125

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 52,125
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized appreciation – securities owned	(58,243)
Increase in due from clearing broker dealer	(55,492)
Increase in clearing deposit	(15,000)
Increase in prepaid expenses	(20,114)
Decrease in accounts payable	(5,677)
Increase in accrued compensation	84,591
Increase in due to parent	3,436
Increase in accounts receivable	(12,441)
Increase in income taxes payable	18,000
Net cash used in operating activities	(8,815)
NET DECREASE IN CASH	(8,815)
CASH, at beginning of period	85,099
CASH, at end of period	$ 76,284

SUPPLEMENTAL CASH FLOW INFORMATION:

In-kind capital contribution – advances to brokers	$ 76,000

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	$ 114,004	$ 2,677	$ 116,681
In kind contribution of advances to brokers	76,000		76,000
Net income	-	52,125	52,125
Balance, December 31, 2004	$ 190,004	$ 54,802	$ 244,806

The accompanying notes are an integral part of these financial statements.

JONES, BYRD & ATTKISSON, INCORPORATED
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2004

CORPORATE ORGANIZATION AND BUSINESS

Jones, Byrd & Attkisson, Incorporated, formerly known as CFD Fund Distributors, Inc. (the "Company"), was wholly-owned by The BISYS Group, Inc. ("Former Parent") until August 2003. Effective August 2003, the Company was sold to IFS Holdings, Inc. ("Holdings").

The Company is subject to the regulations of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and the securities divisions of the various states where the Company is licensed to do business.

The Company's principle business activities are retail brokerage and investment banking services. Most of the Company's customers are located in the Southeastern United States.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from the estimated amounts.

Income Taxes: The Company is to be included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Cash And Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

Securities Owned: Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

SECURITIES OWNED

Securities owned consist of warrants received as compensation for investment banking transactions.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $89,176 which was $39,176, in excess of its required net capital of $50,000.

RELATED PARTY TRANSACTIONS

The Company paid rent for office facilities during 2004 which amounted to approximately $89,000. The leases are obligations of Holdings, but the premises are occupied by the Company.

The Company received $20,000 of commission income during 2004 for raising approximately $200,000 for Holdings pursuant to a private placement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

INCOME TAXES

The provision for income taxes is summarized as follows:

	2004
Current income tax expense	$ 18,000
Deferred income taxes	-
Income tax expense	$ 18,000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. There were no significant differences at December 31, 2004.

RETIREMENT PLAN

Effective January 2004, the Company adopted a 401(k) Plan covering substantially all employees. Employer contributions are discretionary. There were no employer contributions during 2004.

JONES, BYRD & ATTKISSON, INCORPORATED

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2004

COMPUTATION OF NET CAPITAL:

Total stockholder's equity	$ 244,806
Less nonallowable assets:	
Prepaid expenses	(20,114)
Accounts receivable	(1,273)
Advances to brokers	(76,000)
Net capital before haircuts	147,419
Less haircuts	(58,243)
Net capital	$ 89,176

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate indebtedness	$ 119,022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 50,000

EXCESS NET CAPITAL $ 39,176

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   1.33 to 1.0%

JONES, BYRD & ATTKISSON, INCORPORATED

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' funds or securities.

SCHEDULE III

RECONCILIATION PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4
DECEMBER 31, 2004

Net capital as reported in December 31, 2004 Focus Report	$ 122,176
Audit adjustments:	
To reverse retainer receivable	(15,000)
To recognize income tax liability	(18,000)
Net capital per Schedule I	$ 89,176

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Board of Directors of
Jones, Byrd & Attkisson, Incorporated:

In planning and performing our audit of the financial statements of Jones, Byrd & Attkisson, Incorporated for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Jones, Byrd & Attkisson, Incorporated that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2004 and this report does not effect our report thereon dated February 21, 2005.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 21, 2005
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC